Exhibit 99.1

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

Notice to Reader

These condensed interim financial statements of Linear Minerals Corp. have been prepared by management and approved by the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these condensed interim financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

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LINEAR MINERALS CORP.

Condensed Interim Statements of Financial Position

(Unaudited -expressed in Canadian dollars)

		June 30,	March 31,
	Note	2026	2026
ASSETS
Current Assets
Cash		$179,292	$330,676
Amounts receivable and prepaid expenses	4	157,620	142,457
Total Current Assets		336,912	473,133
Non-current Assets
Reclamation deposits		11,000	11,000
Equipment		729	850
Exploration and evaluation assets	5	5,143,314	5,143,314
Total Non-current Assets		5,155,043	5,155,164
Total Assets		$5,491,955	$5,628,297
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	6	$884,247	$878,180
Due to related parties	7	248,322	237,535
Flow-through share premium liability		15,000	15,000
Total Liabilities		1,147,569	1,130,715
SHAREHOLDERS’ EQUITY
Share capital	8	60,683,777	60,683,777
Warrants reserve		2,969,647	2,969,647
Share-based payments reserve	8	3,020,382	3,020,382
Deficit		(62,329,420)	(62,176,224)
Total Shareholders’ Equity		4,344,386	4,497,582
Total Liabilities and Shareholders’ Equity		$5,491,955	$5,628,297

Going concern	1
Subsequent events	12

Approved and authorized for issue on behalf of the board of directors on August 30, 2026 by:

/s/ Gurminder Sangha	/s/ Jurgen Wolf
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

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LINEAR MINERALS CORP.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited -expressed in Canadian dollars)

		Three months ended June 30,
	Note	2026	2025

Expenses
Exploration and evaluation costs	5	$-	$516,139
General and administrative		121	3,422
Professional fees		15,000	15,000
Salaries, fees and benefits	7	99,232	71,550
Shareholder communications		38,843	13,569
Loss Before Other Items		(153,196)	(619,680)
Other Items
Loss (Gain) on marketable securities		-	25,338
Flow-through recovery		-	(108,733)
Interest income		-	(12)
Total Other Income		-	(83,407)
Net Loss and Comprehensive Loss for the Period		(153,196)	(536,273)
Loss per Common Share, Basic and Diluted		$(0.01)	$(0.06)
Weighted Average Number of Shares Outstanding – Basic and Diluted		12,974,659	9,615,550

The accompanying notes are an integral part of these condensed interim financial statements.

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LINEAR MINERALS CORP.

Condensed Interim Statements of Changes in Equity

(Unaudited -expressed in Canadian dollars)

		Common Shares Without Par Value		Warrants	Share	Share-based Payments		Total
	Note	Shares	Amount	Reserve	subscriptions	Reserve	Deficit	Equity
Balance, March 31, 2025		61,335,286	$59,917,903	$2,834,521	$-	$3,020,382	$(59,492,701)	$6,280,105
Shares issued for exploration and evaluation assets	8	2,500,000	37,500	-	-	-	-	37,500
Share subscriptions	8	-	-	-	225,000	-	-	225,000
Net loss for the period		-	-	-	-	-	(536,273)	(536,273)
Balance, June 30, 2025		63,835,286	$59,955,403	$2,834,521	$225,000	$3,020,382	$(60,028,974)	$6,006,332

Balance, March 31, 2026		84,335,286	$60,683,777	$2,969,647	$-	$3,020,382	$(62,176,224)	$4,497,582
Net loss for the period						-	(153,196)	(153,196)
Balance, June 30, 2026		84,335,286	$60,683,777	$2,969,647	$-	$3,020,382	$(62,329,420)	$4,344,386

The accompanying notes are an integral part of these condensed interim financial statements.

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LINEAR MINERALS CORP.

Condensed Interim Statements of Cash Flows

(Unaudited -expressed in Canadian dollars)

	Three months ended June 30,
	2026	2025

Cash provided from (used for):
Operating activities
Net loss for the period	$(153,196)	$(536,273)
Items not involving cash:
Amortization	121	122
Share-based payments	-	-
Loss on sale marketable securities	-	25,338
Flow-through recovery	-	(108,733)
Changes in non-cash working capital balances:
Amounts receivable and prepaid expenses	(15,163)	(290,631)
Accounts payable and accrued liabilities	6,067	178,685
Due to related parties, net	10,787	(43,313)
Net cash used in operating activities	(151,384)	(774,805)
Investing activities
Proceeds from sale of marketable securities	-	81,347
Net cash provided from investing activities	-	81,347
Financing activities
Share subscriptions	-	225,000
Net cash provided from financing activities	-	225,000
Net decrease in cash during the period	(151,384)	(468,458)
Cash, beginning of the period	330,676	951,807
Cash, end of the period	$179,292	$483,349
Supplemental information
Shares issued for exploration and evaluation assets	$-	$37,500

The accompanying notes are an integral part of these condensed interim financial statements.

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

Linear Minerals Corp. (“Linear Minerals” or the “Company”), formerly known as FE Battery Metals Corp, was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada and United States (“U.S”).

The Company’s head office and principal address is Suite 2421 – 1055 West Georgia Street, Vancouver, B.C., Canada, V6E 3P3. The Company’s registered and records office is 25th Floor-700 West Georgia Street, Vancouver, B.C., Canada, V7Y 1B3.

On December 31, 2024, FE Battery Metals Corp changed its name to Linear Minerals Corp. with a new trading symbol of ‘LINE’ on the Canadian Securities Exchange (LINE), the OTCQB Exchange (LINMF) and the Frankfurt Exchange (J9K).

As at June 30, 2026, the Company had cash of $179,292, a working capital deficiency of $810,657, incurred a net loss of $153,196 and used $151,384 in operating activities. The Company will need to raise additional financing as the Company’s current assets are not sufficient to finance its operations and administrative expenses. The Company is evaluating financing options including, but not limited to, the issuance of additional equity and debt. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. In addition to evaluating financing options, the Company has also implemented cost savings measures.

These condensed interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

2.	Basis of Preparation and Material Accounting Policy Information

(a)	Statement of Compliance

These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these financial statements are based on International Financial Reporting Standards (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued and outstanding as at August 30, 2026, the date the board of directors approved these unaudited condensed interim financial statements for issue.

(b)	Basis of preparation

These unaudited condensed interim financial statements, prepared in conformity with IAS 34, follow the same accounting policies and methods of computation as the most recent audited annual financial statements.

Since these unaudited condensed interim financial statements do not include all disclosures required by the International Financial Reporting Standards (“IFRS”) for annual financial statements, they should be read in conjunction with the Company’s annual financial statements for the year ended March 31, 2026.

(c)	Basis of Measurement and Presentation

These unaudited condensed interim financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments, which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

(d)	Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

2.	Basis of Preparation and Material Accounting Policy Information (continued)

(e)	New, Amended and Future IFRS Pronouncements

Accounting standards and amendments issued but not yet adopted

There are no other IFRS that are not yet effective that would be expected to have a material impact on the Company. Certain new accounting standards, amendments to existing standards and interpretations have been issued but have future effective dates that are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

3.	Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

(a)	Going Concern

The assessment of the Company’s ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(b)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 5 discloses the carrying value of such assets. The triggering events for the potential impairment of exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

●	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

●	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

●	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments as to the status of each project and its future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and accordingly some assets are likely to become impaired in future periods.

4.	Amounts Receivable and Prepaid Expenses

	June 30, 2026	March 31, 2026
GST/HST	$55,717	$51,129
Prepayments and other receivable	101,903	91,328
Total	$157,620	$142,457

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

5.	Exploration and Evaluation Assets

Exploration and evaluation assets deferred to the statements of financial position at June 30, 2026 and March 31, 2026 are as follows:

	March 31, 2026	Additions	Write-off	June 30, 2026
Abitibi Lithium	$839,690	$-	-	$839,690
Augustus Lithium	593,290	-	-	593,290
Canadian Lithium	228,881	-	-	228,881
Electron Lithium	527,233	-	-	527,233
Lac Coulombe	140,000	-	-	140,000
McNeely Lithium	820,000	-	-	820,000
Ridgeway Clark County	60,220	-	-	60,220
Rose East Lithium	1,050,000	-	-	1,050,000
Rose West Lithium	884,000	-	-	884,000
	$5,143,314	$-	$-	$5,143,314

(a)	Abitibi Lithium Property

On March 12, 2021, the Company entered into a purchase agreement to acquire a 100% interest in the Abitibi Lithium property (the “Abitibi Agreement”). The Abitibi Lithium property is comprised of 114 mineral claims covering approximately 5,800 hectares located in the Abitibi area of western Quebec.

Under the terms of the Abitibi Agreement, the Company acquired a 100% interest in the Abitibi Lithium property by issuing 1,078,947 common shares of the Company and by paying $250,000 on April 20, 2021. The Abitibi Lithium Property is subject to a 3% Net Smelter Returns (“NSR”) royalty, which the Company will have the option to reduce the NSR by 1.0% to 2.0% by paying $1,000,000.

During the year ended March 31, 2026, the Company recorded an impairment of $927,310 in connection with the claims lapsed during the year.

(b)	Augustus Lithium Property

On January 18, 2021, the Company entered into an option agreement to acquire a 100% interest in the Augustus Lithium property (the “Augustus Agreement”). The Augustus Lithium property is comprised of 21 mineral claims covering approximately 900 hectares located in the Abitibi area of western Quebec.

On October 29, 2022, the Company entered into amended option agreement allowing the Company to accelerate its option to acquire a 100% interest in the Augustus Lithium property. As consideration for the amendment, the Company issued an additional 350,000 common shares. As of November 7, 2022, the Company completed the required option payments, common share issuances and exploration expenditures to acquire its 100% interest of the Augustus Lithium property.

The Augustus Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (continued)

(b)	Augustus Lithium Property (continued)

Proposed disposition of Augustus Lithium Property and additional mineral claims

On June 4, 2026, the Company entered into a term sheet with Consolidated Lithium Metals Inc. (“CLM”) pursuant to which CLM proposes to acquire a 100% undivided interest in the Augustus Lithium Project and certain additional mineral claims held by the Company. The proposed transaction comprises approximately 449 mineral claims located in the Abitibi and James Bay regions of Quebec.

The aggregate consideration payable to the Company under the proposed transaction is approximately $2,750,000, consisting of $687,500 in cash and $2,062,500 payable through the issuance of common shares of CLM, with the number of shares to be determined based on the applicable 20-day average trading price of CLM’s common shares. The term sheet provides CLM with an exclusivity period to October 1, 2026 and includes a break fee of $1,687,500 payable by the Company in certain circumstances.

Completion of the proposed transaction remains subject to satisfactory due diligence, negotiation and execution of a definitive agreement, receipt of required corporate and regulatory approvals and other customary closing conditions. As at June 30, 2026 and the date these condensed interim financial statements were authorized for issue, the proposed transaction had not been completed and no amounts relating to the proposed disposition had been recognized in these condensed interim financial statements.

(c)	Canadian Lithium Property

On February 3, 2021, the Company entered into an option agreement to acquire a 100% interest in the Canadian Lithium property (the “Canadian Lithium Agreement”). The Canadian Lithium property is comprised of 12 mineral claims covering approximately 700 hectares located in the Landrienne Township area of Quebec.

On February 3, 2023, the Company had completed the required option payments of $60,000 and issuance of 230,263 common shares to acquire a 100% interest of the Canadian Lithium Property.

The Canadian Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

(d)	Cosgrave Lithium Property

On August 24, 2023, the Company entered into a purchase agreement to acquire a 100% interest in the Cosgrave Lithium property (the “Cosgrave Agreement”). The Cosgrave Lithium property is comprised of 198 mineral claims covering approximately 3,728 hectares located in the Ear Falls, Ontario.

Pursuant to the terms of the Cosgrave Agreement, the Company acquired a 100% interest in the Cosgrave Lithium property by issuing 175,000 common shares of the Company and by making the option payment of $22,500 as of March 31, 2024.

During the year ended March 31, 2025, the Company decided it would not be pursuing any further exploration work on the Cosgrave Lithium property, allowed the claims to lapse and wrote-off all deferred costs incurred to date.

(e)	Electron Lithium Property

On March 2, 2022, the Company entered into a purchase agreement to acquire a 100% interest in the Electron Lithium property (the “Electron Agreement”). The Electron Lithium property is comprised of 351 mineral claims covering approximately 18,000 hectares of prospective land around the Augustus Lithium Property in western Quebec.

On November 8, 2022, the Company completed the required option payments and share issuances to acquire a 100% interest in the Electron Lithium property.

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (continued)

(e)	Electron Lithium Property (continued)

The Electron Lithium property is subject to a 3% Gross Metal Royalty (“GMR”), which the Company will have the option to reduce the GMR by 1.0% to 2.0% by paying $1,000,000.

On November 14, 2022, the Company entered into a joint venture agreement (the “Infini Joint Venture Agreement”) with Infini Resources Pty Ltd. (“Infini Resources”) whereby Infini Resources may earn a 100% interest in certain mineral claims comprising the Electron Lithium Property.

Pursuant to the Infini Joint Venture Agreement, Infini Resources made a non-refundable payment of AUD$50,000 (CAD$44,088) and has elected to earn an initial 50% interest by making an initial cash payment of AUD$550,000 (CAD$486,837). Upon exercising the option, a joint venture will also be formed between Linear Minerals and Infini Resources to further advance the project. The Infini Joint Venture Agreement may be terminated in certain circumstances, including by Linear Minerals if certain milestones are not met in accordance with the agreement.

As at March 31, 2026, the Company holds interest in 351 mineral claims (131 mineral claims under joint venture agreement) covering approximately 18,000 hectares of land.

During the year ended March 31, 2026, the Company recorded an impairment of $123,172 in connection with claims that lapsed during the year.

(f)	Falcon Lake Property

On January 3, 2022, the Company entered into an option agreement to acquire a 100% interest in the Falcon Lake property (the “Falcon Lake Agreement”). The Falcon Lake property is comprised of 48 mineral claims covering approximately 1,000 hectares located in the Thunder Bay Mining Division, Ontario.

On September 30, 2022, the Company entered into an amended option agreement which amended certain cash payments, share issuances and exploration expenditures due dates and requirements of the Option Agreement.

On October 21, 2022, the Company completed the required option payments and share issuances to acquire a 100% interest in the Falcon Lake property.

On January 27, 2023, the Company executed a joint venture agreement (the “Battery Age Minerals Joint Venture Agreement”) with Battery Age Minerals Limited (“Battery Age Minerals”) whereby Battery Age Minerals may earn a 100% interest in the Falcon Lake Property. Pursuant to the Battery Age Minerals Joint Venture Agreement, Battery Age Minerals made a non-refundable payment of AUD$50,000 (CAD$45,359) and elected to earn a 65% interest by completing the initial option payment consisting of a cash payment of AUD$100,000 (CAD$93,999) and issuing the Company 1,375,000 of Battery Age Mineral shares valued at $513,975. Battery Age Minerals earned a further 25% interest, for an aggregate 90% interest, by issuing a further 750,000 shares of Battery Age Minerals valued at $290,295 and by making a cash payment of AUD$50,000 (CAD$46,175). Battery Age Minerals may acquire the remaining 10% interest, for a 100% beneficial interest by making a further payment equal to the lower of the price determined by independent valuation or AUD$2 million. Upon Battery Age Minerals earning a 90% interest, a joint venture was deemed to have been formed between Linear Minerals and Battery Age Minerals to further advance the project.

(g)	Kipawa West Property

On December 9, 2025, the Company entered into an option agreement to acquire a 100% interest in the Kipawa West rare- earth property(the “Kipawa West Agreement”). The Kipawa West property is comprised of 53 mining claims covering an approximate area of 3,000 hectares located in Abitibi-Temiscamingue, Quebec.

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (continued)

(g)	Kipawa West Property (continued)

Under the terms of the Kipawa West Agreement, the Company has the option to acquire a 100% interest in the property by completing the following share issuance and exploration expenditures:

Due Dates	Issuance of Linear Minerals common shares	Exploration expenditures ($)
On signing (not yet issued)	1,000,000	-
December 9, 2026	1,500,000	250,000
December 9, 2027	2,000,000	500,000
December 9, 2028	-	500,000

The Kipawa West Property is subject to a 2% GMR royalty payable to the Optionor. The Company will have the option to reduce the GMR from 2.0% to 1.0% by paying $1,000,000.

(h)	Kokanee Creek Property

During the year ended March 31, 2025, the Company decided it would not be pursuing any further exploration work on the Kokanee Creek property, allowed the claims to lapse and wrote-off all deferred costs incurred to date.

(i)	Lac Coulombe Property

On November 5, 2024, the Company entered into an option agreement to acquire a 100% interest in the Lac Coulombe Property. The property consists of 89 mining claims covering approximately 5,000 hectares area on land located about 100 kilometres south of Quebec City, Quebec.

On November 3, 2025, the Company entered into an amended option agreement (the “Lac Coulombe Property Amended Agreement”) which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement.

Pursuant to the terms of the Lac Coulombe Amended Agreement, the Company acquired a 100% interest in the property by making a cash payment of $5,000 and issued 2,250,000 common shares.

The Lac Coulombe property has a 1.5% NSR payable to the optionor of which the Company will have the option to buy- out of 0.5% by paying $1,000,000.

During the year ended March 31, 2026, the Company issued 2,250,000 common shares and completed the option payment pursuant to the property agreement to acquire 100% interest in the property (Note 8(b)).

(j)	Lac Marion Uranium Property

On June 10, 2024, the Company entered into an option agreement to acquire a 100% interest in the Lac Marion Uranium Property. The property consists of 47 mining claims covering approximately 2,760 hectares area in two claim blocks on land located about 40 kilometres northeast of Mont Laurier in Quebec.

On October 30, 2025, the Company entered into an amended option agreement (the “Lac Marion Uranium Property Amended Agreement”) which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement.

Under the terms of the Lac Marion Amended Agreement, the Company has the option to acquire a 100% interest in the property by completing the share issuance of 1,200,000 common shares (not issued).

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (continued)

(j)	Lac Marion Uranium Property (continued)

The Lac Marion property has a 1.5% GMR payable to the optionor of which the Company will have the option to buy-out of 0.5% by paying $1,000,000.

(k)	McNeely Lithium Property

Pursuant to the McNeely Lithium Property purchase agreement entered on June 7, 2021, the Company acquired a 100% interest in the McNeely Lithium Property, by issuing 526,316 common shares and paying $250,000. The McNeely Lithium Property is located in Quebec and consists of 65 claims covering approximately 2,300 hectares. The McNeely Lithium Property is subject to a 3.0% GMR. Certain of the claims are subject to a pre-existing 1.0% NSR. The Company will have the option to purchase the NSR by paying $200,000 to the NSR holder.

(l)	Ridgeway Clark County

The Company staked 67 mineral property claims located in the Clark County, Washington, U.S at a cost of $60,220.

(m)	Rose East Lithium Property

On March 4, 2023, the Company entered into an option agreement to acquire a 100% interest in the Rose East Lithium Property (“Rose East Lithium”). The Rose East Lithium property consists of 59 mining claims covering approximately 3,100 hectares in northern Quebec.

On November 3, 2025, the Company entered into an amended option agreement (the “Rose East Lithium Property Amended Agreement”) which amended the due dates and amounts for certain share issuances requirements of the option agreement.

Under the terms of the Rose East Lithium Amended Agreement, the Company has the option to acquire a 100% interest in the property by completing the share issuance of 1,250,000 common shares. On February 3, 2026, the Company issued the required shares to complete its acquisition of a 100% interest in the Rose East Lithium property (Note 8(b)).

The Rose East Lithium property has a 1.5% GMR payable to the Optionor of which the Company will have the option to reduce the GMR to 1.0% by paying $1,000,000 for 0.5%.

(n)	Rose West Lithium Property

On November 25, 2022, the Company entered into an option agreement to acquire a 100% interest in the Rose West Property. The Rose West Lithium property is located in the James Bay region of northern Quebec and consists of 32 mining claims covering approximately 1,700 hectares within townships.

On December 9, 2022, the Company entered into amended option agreement to which the Company could acquire a 100% interest in the property by issuing 1,300,000 shares and granted the Company a 1% GMR. On April 5, 2023, the Company issued the required shares to acquire a 100% interest in the Rose West Lithium property (Note 8(b)).

The Rose West Lithium property has a 1% GMR payable to the optionor upon the commencement of commercial production.

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (continued)

Exploration and evaluation expenditures recorded in the statements of loss and comprehensive loss for the three months ended June 30, 2026 and 2025 are as follows:

The Company did not incur any exploration and evaluation expenditures for the three months ended June 30, 2026.

Three months ended June 30, 2025	Assay and sampling	Drilling and mobilization	Field expenditures	Geological Consulting	Geological and Technical Services	Total June 30, 2025
Quebec
Augustus Lithium	$13,308	$441,316	$32,165	$11,700	$17,650	$516,139
Total	$13,308	$441,316	$32,165	$11,700	$17,650	$516,139

6.	Accounts Payable and Accrued Liabilities

	June 30, 2026	March 31, 2026
Trade and other payables	$835,047	$821,480
Accrued liabilities	49,200	56,700
Total	$884,247	$878,180

7.	Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company for the three months ended June 30, 2026 and 2025 were as follows:

	For the three months ended June 30,
	2026	2025
Salaries, fees and benefits	$99,232	$71,550

Related party balances as at June 30, 2026 and March 31, 2026 were as follows:

	June 30, 2026	March 31, 2026
Amounts due to Directors and Officers of the Company	$-	$20,390
Amounts due to companies controlled by directors and officers	248,322	217,145
Amounts due from companies controlled by directors and officers	(19,546)	(18,785)
	$228,776	$218,750

The directors’ and officers’ balances also include fees and expenses owing to directors and officers incurred in the normal course of business.

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

8.	Share Capital

(a)	Authorized – Unlimited number of common shares without par value.

(b)	Issued share capital

The Company had 84,335,286 common shares issued and outstanding as at June 30, 2026 and at March 31, 2026.

Fiscal 2027

During the three months ended June 30, 2026, the Company had no changes to share capital.

Fiscal 2026

On May 7, 2025, the Company issued 2,500,000 common shares pursuant the Pontax West Lithium property option agreement. The fair value of the shares of $37,500 had been accrued at March 31, 2025.

On December 11, 2025, the Company issued 3,000,000 Quebec flow-through common shares at $0.05 per share for gross proceeds of $150,000 and recognized a flow-through share premium liability of $15,000. As at June 30, 2026, the Company had not incurred the related qualifying expenditures and remained required to incur $150,000 of flow-through qualified expenditures.

(c)	Stock Options

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with the CSE’s policies. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the discounted market price of the Company’s stock at the date of grant. Such options will be exercisable for a period of up to 10 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not, within a twelve-month period, exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed, within a twelve-month period, two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

The continuity for stock options for the three months ended June 30, 2026 is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, fully vested and exercisable at March 31, 2026	3,723,684	$0.54
Expired	(1,423,684)	$0.36
Balance, fully vested and exercisable at June 30,2026	2,300,000	$0.65

As at June 30, 2026, the following stock options were outstanding:

Expiry Date	Number Outstanding	Number Exercisable	Weighted average exercise price	Average Remaining Contractual Life
July 13, 2026	236,842	236,842	$0.95	0.04
January 6, 2027	63,158	63,158	$1.33	0.53
June 4, 2028	2,000,000	2,000,000	$0.59	1.94
	2,300,000	2,300,000	$0.65	1.71

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

8.	Share Capital (continued)

(d)	Share Purchase Warrants

The continuity for share purchase warrants for the three months ended June 30, 2026 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2026 and June 30, 2026	9,500,000	$0.25

As at June 30, 2026, the following share purchase warrants issued in connection with private placements were outstanding:

Expiry date	Exercise price	Number Outstanding and Exercisable	Average Remaining Contractual Life
January 21, 2027	$0.25	3,000,000	0.57
February 2, 2027	$0.25	6,500,000	0.60
	$0.25	9,500,000	0.59

(e)	Restricted share units

The Company has a shareholder approved “10% rolling” restricted share unit plan (the “RSU Plan”) in compliance with the CSE’s policies. Under the RSU Plan, the maximum number of RSU’s reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting.

Fiscal 2027

During the three months ended June 30, 2026, the Company did not grant and had no RSUs issued or outstanding.

Fiscal 2026

On May 8, 2025, the Company granted 4,500,000 restricted share units to officers, directors and consultants of the Company.

(f)	Share-Based Payments Reserve

The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments. At the time that stock options are exercised, the corresponding amount will be transferred to share capital.

The fair value of each option granted to directors, officers and consultants was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2026

On May 8, 2025, the Company granted 4,500,000 restricted share units to officers, directors and consultants of the Company. The restricted share units vested and were settled on September 8, 2025. The fair value of the RSUs was $90,000, calculated based on the Company’s share price at the grant date. The Company recognized $90,000 of share-based payments in connection with the RSUs during the year ended March 31, 2026.

9.	Segmented Information

The Company operates in one business segment being the acquisition and exploration of exploration and evaluation assets and operates in two geographic segments being Canada and the USA. The Company’s exploration and evaluation assets by geographic location are disclosed in Note 5.

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

10.	Financial Instruments and Risk Management

Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following provides the valuation method of the Company’s financial instruments as at June 30, 2026 and March 31, 2026:

		June 30,	March 31,
	Level	2026	2026
Cash	1	$179,292	$330,676
Reclamation deposits	1	$11,000	$11,000
Financial liabilities	1	$1,132,569	$1,115,715

There were no transfers from levels or change in the fair value measurements of financial instruments for the period ended June 30, 2026 and year ended March 31, 2026.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining a sufficient cash balance. As at June 30, 2026, the Company had cash of $179,292 to settle accounts payable and accrued liabilities (inclusive of amounts due to related parties) of $1,132,569.

Liquidity risk on amounts due to creditors and amounts due to related parties were significant to the Company’s statement of financial position. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing, and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of lithium in particular.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Interest Rate Risk

The Company has no significant exposure at June 30, 2026, to interest rate risk through its financial instruments.

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

10.	Financial Instruments and Risk Management (continued)

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, reclamation deposits and amounts receivable. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its amounts receivable.

Currency Risk

The Company has no significant exposure at June 30, 2026, to currency risk through its financial instruments.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.

11.	Management of Capital

The Company primarily considers shareholders’ equity in the management of its capital. The Company manages its capital structure and makes adjustments to it based on funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

●	To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining sufficient level of funds, to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore and develop other precious metals, base metals and industrial mineral deposits;

●	To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal; and

●	To obtain the necessary financing if and when it is required.

The properties in which the Company currently holds an interest are in the exploration stage and the Company is dependent on external financing to explore and take the project to development. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and attempt to raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

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LINEAR MINERALS CORP.

Notes to the Condensed Interim Financial Statements

For the three months ended June 30, 2026 and 2025

(Unaudited - expressed in Canadian dollars)

11.	Management of Capital (continued)

In order to facilitate the management of capital and development of its mineral properties, the Company’s management informs the Board of Directors as to the quantum of expenditures for review and approval prior to commencement of work. In addition, the Company may issue new equity, incur additional debt, enter into joint venture agreements or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the period ended June 30, 2026, compared to the year ended March 31, 2026. The Company is not subject to externally imposed capital requirements.

12.	Subsequent Events

●	On July 6, 2026, the Company entered into an addendum to its May 21, 2026 non-binding letter of intent with Critical Prospecting Corp. Under the revised transaction structure, the Company proposes to acquire certain mineral properties directly from Critical Prospecting Corp., rather than acquiring all of its issued and outstanding securities. The specific properties to be acquired and the consideration payable remain subject to negotiation and definitive agreements. The previously announced financings associated with the proposed transaction have been placed on hold. Completion remains subject to satisfactory due diligence, execution of definitive agreements, receipt of required regulatory approvals and other customary closing conditions; and

●	On July 13, 2026, the Company completed a consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every 6.5 pre-consolidation common shares. Immediately before the consolidation, the Company had 84,335,286 common shares issued and outstanding. Following the consolidation, the Company had approximately 12,974,542 common shares issued and outstanding, subject to adjustments arising from the rounding down of fractional shares. The Company’s common shares continued to trade on the Canadian Securities Exchange under the symbol “LINE.” All weighted-average share and per-share amounts presented in these financial statements have been retrospectively adjusted to reflect the share consolidation (Note 8).

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